

INVESTACORP, INC.

(a wholly-owned subsidiary of Ladenburg Thalmann Financial Services, Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22598

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Investacorp, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

4400 Biscayne Blvd., Suite 1100

(No. and Street)

Miami	Florida	33137
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN DUDAS   (305) 557 - 3000 ext. 399

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP

(Name -- *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Farrell _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Investacorp, Inc. _____ , as

of December 31 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



RAFAEL MORALES
MY COMMISSION # GG 009893
EXPIRES: July 21, 2020
Bonded Thru Notary Public Underwriters

_____
Signature

President & CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTACORP, INC.

Table of Contents

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

EISNERAMPER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Investacorp, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Investacorp, Inc. (the "Company"), a wholly-owned subsidiary of Ladenburg Thalmann Financial Services, Inc., as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Eisner Amper LLP

We have served as the Company's auditor since 2007.

EISNERAMPER LLP
New York, New York
February 28, 2020

INVESTACORP, INC.

Statement of Financial Condition
December 31, 2019
(in thousands, except for share and per share data)

ASSETS

Cash and cash equivalents	$	13,376
Due from clearing broker		1,553
Commissions receivable		3,794
Notes receivable		445
Intangible assets, net		5,522
Contract acquisition costs, net		2,434
Goodwill		21,917
Due from Parent and affiliates		132
Other assets		572
	$	49,745

LIABILITIES

Commissions payable	$	4,743
Deferred tax liability, net		5,612
Accrued expenses and other liabilities		1,688
Due to affiliates		637
		12,680

Contingencies (Note G)

SHAREHOLDER'S EQUITY

Common stock - voting, $1 par value; authorized, issued and outstanding 100 shares	
Common stock - nonvoting, $1 par value; authorized, issued and outstanding 900 shares	1
Capital in excess of par value	35,116
Retained earnings	1,948
	37,065
	$ 49,745

See notes to financial statement

INVESTACORP, INC.

Notes to Financial Statement
December 31, 2019
(in thousands, except for share and per share data)

NOTE A - DESCRIPTION OF BUSINESS

Investacorp, Inc. (the "Company") is a registered broker-dealer that serves the independent registered representative community. These independent registered representatives primarily serve retail clients. The Company derives the majority of its revenue from commissions paid in exchange for the service of executing equity, mutual fund and other financial and related investment transactions. The Company is subject to regulation by, among others, the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC") and the Municipal Securities Rulemaking Board ("MSRB").

At December 31, 2019, the Company was a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc. ("Parent" or "LTS"). Effective February 14, 2020, LTS became a wholly-owned subsidiary of Advisor Group Holdings, Inc., which is controlled by an investor group led by Reverence Capital Partners LLC. (See Note K for further information on the transaction.)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid financial instruments with a maturity of three months or less when acquired to be cash equivalents. Cash equivalents at December 31, 2019 consist of money market funds, which are carried at a fair value of $10,527. Fair value is based on quoted prices in active markets (Level 1).

Fair Value Measurements

GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair values. Financial instruments within the scope of these disclosure requirements are included in the following table. Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include short-term receivables, accrued expenses, and other liabilities.

The following table presents the carrying values and estimated fair values at December 31, 2019, of financial assets and liabilities, and information is provided on their classification within the fair value hierarchy.

	Carrying Value	Level 1	Level 2	Total Estimated Fair Value
ASSETS				
Cash	$ 2,849	$ 2,849		$ 2,849
Cash equivalents - money market funds	10,527	10,527		10,527
Due from clearing broker	1,553		$ 1,553	1,553
Commission and fees receivable	3,794		3,794	3,794
Notes receivable	445		445	445
Due from Parent and affiliates	132		132	132
Totals	$ 19,300	$ 13,376	$ 5,924	$ 19,300

INVESTACORP, INC.

Notes to Financial Statement
December 31, 2019
(in thousands, except for share and per share data)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	Carrying Value	Level 1	Level 2	Total Estimated Fair Value
LIABILITIES				
Commissions payable	$ 4,743		$ 4,743	$ 4,743
Accrued expenses and other liabilities	1,688		1,688	1,688
Due to affiliates	637		637	637
Totals	$ 7,068	$ 0	$ 7,068	$ 7,068

New Accounting Standard Adopted

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The Company adopted the provisions of Topic 842 on January 1, 2019, using the modified retrospective approach and the option presented under ASU 2018-11 to transition only active leases as of January 1,2019.

The Company elected to utilize the transition package of practical expedients permitted within the new standard, which among other things, allowed the Company to carryforward the historical lease classification. The Company made an accounting policy election to keep leases with an initial term of 12 months or less off the Company's Statement of Financial Condition. The Company did not elect the hindsight practical expedient when determining the lease terms.

The adoption of ASU 2016-02 did not have any impact on the financial statement.

In June 2018, the FASB issued ASU 218-07, Compensation – Stock Compensation: Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for share-based payments granted to nonemployees by aligning the accounting with the requirements for employee share-based compensation. ASU 2018-07 is effective for fiscal years and for interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. The adoption of ASU 2018-07 was effective January 1, 2019 and did not have any impact on the financial statement.

Accounting Standards Issued But Not Yet Effective:

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The ASU amends the requirement on the measurement and recognition of expected credit losses for financial assets held. The ASU is effective for annual periods beginning after December 15, 2019 and interim periods within the annual periods. Early adoption is permitted, but not earlier than annual and interim periods beginning after December 15, 2018. The amendment should be applied on a modified retrospective basis with a cumulative effect adjustment to retained earnings as of the beginning of the period of adoption. The Company has not elected to early adopt ASU.2016-13. The adoption of this guidance is not expected to have a material impact on the Company's financial statement.

INVESTACORP, INC.

Notes to Financial Statement
December 31, 2019
(in thousands, except for share and per share data)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounting Standards Issued But Not Yet Effective (continued):

In January 2017, The FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, an amendment to simplify the subsequent quantitative measurement of goodwill by eliminating step two from the goodwill impairment test. As amended, an entity will recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. An entity still has the option to perform the qualitative test for a reporting unit to determine if the quantitative impairment test is necessary. This amendment is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019 and applies prospectively. Early adoption is permitted, including in an interim period, for impairment tests performed after January 1, 2017. The Company has not elected to early adopt ASU 2017-04. The adoption of this guidance is not expected to have a material impact on the Company's financial statement.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurements. This ASU eliminates, adds, and modifies certain disclosure requirements for fair value measurements.

The update eliminates the requirement to disclose the amount of and reasons for transfer between Level 1 and Level 2 of the fair value hierarchy and introduces a requirement to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. This guidance will be effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019. The Company will adopt this new standard on January 1, 2020. Adoption is not expected to have a material impact on the Company's financial statement and related disclosures.

Intangible Assets

Intangible assets are being amortized over their estimated useful lives, on a straight-line basis. Intangible assets subject to amortization are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining life through undiscounted forecasted cash flows. If undiscounted forecasted cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on forecasted future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows. Future cash flows are based on trends of historical performance and the Company's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

Goodwill

Goodwill is not subject to amortization and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of its net assets, including goodwill. Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the Company, then an analysis will be performed to compare the implied fair value of goodwill with the carrying amount of goodwill. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over the implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis.

INVESTACORP, INC.

Notes to Financial Statement
December 31, 2019
(in thousands, except for share and per share data)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill (continued)

Accounting guidance on the testing of goodwill for impairment allows entities the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform such two-step impairment test. The Company's quantitative assessment indicated that there was no impairment of goodwill in 2019.

There was no change to the carrying amount of goodwill during 2019.

NOTE C – REVENUE FROM CONTRACTS WITH CUSTOMERS

Costs to Obtain a Contract with a Customer:

The Company capitalizes the incremental costs of obtaining a contract with a customer (independent financial advisor) if the costs (1) relate directly to an existing contract or anticipated contract, (2) generate or enhance resources that will be used to satisfy performance obligations in the future, and (3) are expected to be recovered. These costs are included in contract acquisition costs, net in the statement of financial condition and will be amortized over the estimated customer relationship period.

The Company uses an amortization method that is consistent with the pattern of transfer of goods or services to its customers. Any costs that are not incremental costs of obtaining a contract with a customer, such as costs of onboarding, training and support of independent financial advisors, would not qualify for capitalization.

The Company pays fees to third-party recruiters and bonuses to employees for recruiting independent financial advisors to affiliates, and thereby bring their client's accounts to the Company, which generates ongoing commissions revenue and monthly service fee revenue to the Company.

An additional cost to obtain an independent financial advisor may include forgivable loans. Forgivable loans take many forms, but they are differentiated by the fact that at inception the loan is intended to be forgiven over time by the Company. The loans are given as an inducement to attract independent financial advisors to become affiliated with the Company. The Company may offer new independent financial advisors a forgivable loan as part of his/her affiliation offer letter. These amounts are paid upfront and are capitalized, then amortized over the expected useful lives of the independent financial advisor's relationship period with the independent advisory and brokerage firm.

The balance of contract acquisition costs, net, was $2,434 as of December 31, 2019, a decrease of $74 compared to December 31, 2018. There were no impairments or changes to underlying assumptions related to contract acquisition costs, net, for the period.

NOTE D - NOTES RECEIVABLE

The Company has made loans to certain independent contractor financial advisors, which mature between 2020 and 2026. These loans are evidenced by notes which bear interest and are collectible in accordance with the terms of related agreements.

INVESTACORP, INC.

Notes to Financial Statement
December 31, 2019
(in thousands, except for share and per share data)

NOTE E - INTANGIBLE ASSETS

Intangible assets subject to amortization as of December 31, 2019 consist of:

	Estimated Life in Years	December 31, 2019		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Relationships with registered representatives	20	$ 14,175	$ 8,653	$ 5,522

NOTE F - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method allowed by this rule. At December 31, 2019, the Company had net capital of $10,079, which was $9,829 in excess of its required net capital of $250.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraphs (k)(2)(i) and (k)(2)(ii).

NOTE G - CONTINGENCIES

In the ordinary course of business, the Company is a defendant in other litigation, arbitration, and regulatory proceedings primarily in connection with its activities as a securities broker-dealer. Where the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company provides a liability. With respect to pending matters, the Company is unable to estimate a range of possible loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters should not have a material adverse effect on the Company's financial position, results of operations or liquidity.

NOTE H - INCOME TAXES

The Company is a party to a tax-sharing agreement with LTS and is included in the consolidated U.S. federal and certain combined state income tax returns with LTS and its subsidiaries. For financial reporting purposes, the Company determines its income tax provision on a standalone basis pursuant to terms of the tax sharing agreement. Consolidated federal and combined state tax liabilities currently payable by the Company pursuant to the tax-sharing agreement will be paid to LTS. State and local income taxes in jurisdictions where the Company files separately are paid directly to the taxing authority.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statement. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date.

INVESTACORP, INC.

Notes to Financial Statement
December 31, 2019
(in thousands, except for share and per share data)

In assessing the Company's ability to recover its deferred tax assets, the Company evaluates whether it is more likely than not that some portion or the entire deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and/or net operating losses can be utilized. The Company considered all positive and negative evidence when determining the amount of the net deferred tax assets that are more likely than not to be realized. This evidence includes, but is not limited to, historical earnings, scheduled reversal of taxable temporary differences, tax planning strategies and projected future taxable income. Based on these considerations, the Company believes it is more likely than not that the Company will realize the benefit of its deferred tax asset as of December 31, 2019.

Income tax benefits are recognized for a tax position when, in management's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the tax benefit is measured as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. As of December 31, 2019, the Company has provided a liability for uncertain state tax benefits of $41.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2019 are as follows:

Deferred tax assets:		
Settlement reserve	$	29
Deferred stock compensation		21
Accrued state income taxes		10
		60
Deferred tax liability:		
Goodwill		(4,755)
Intangible assets		(656)
Contract acquisition costs		(261)
Net deferred tax liability	$	(5,612)

As of December 31, 2019, the Company had state net operating losses of $1, which expires in 2035.

In the normal course of business, the Company is subject to examination by various taxing authorities. As of December 31, 2019, the Company is subject to U.S. federal and state and local income tax examinations for the years ended 2016 through 2019.

INVESTACORP, INC.

Notes to Financial Statement
December 31, 2019
(in thousands, except for share and per share data)

NOTE I - RELATED PARTY TRANSACTIONS

The Company has a service agreement with a related party, Investacorp Group, Inc., which provides services, support, and facilities to the Company. Also, the Company has a service agreement with a related party, Triad Advisors, LLC, which provides services and support.

The Company has a service agreement with its Parent. The Parent provides service support to the Company. The Company obtains its errors and omissions insurance and data management services through its Parent.

The Company has an insurance networking agreement (the "Networking Agreement") with Highland Capital Brokerage, Inc. ("Highland"), a wholly-owned subsidiary of LTS. Highland is an independent insurance broker that delivers life insurance, fixed and equity indexed annuities, and long-term care solutions to investment and insurance providers. The Networking Agreement provides for the offer and sale of variable insurance products through common employees and financial advisors of the Company and Highland.

NOTE J - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's customer transactions are cleared by a securities broker-dealer under a clearing agreement; however, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. At December 31, 2019, there were no amounts to be indemnified to the clearing broker for customer accounts.

At December 31, 2019, the amount due from clearing broker reflected in the accompanying statement of financial condition includes cash and commissions receivable, which are due from one clearing broker. In addition, the Company maintains cash equivalents in the amount of $10,527 with this clearing broker. In the event of financial institutions insolvency, recovery of assets may be limited.

Commissions receivable, in the accompanying statement of financial condition, are due from a large number of product sponsors. These receivables are uncollateralized.

The Company maintains cash in bank accounts, which at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses in such accounts.

NOTE K – SUBSEQUENT EVENT

On November 11, 2019, LTS, the then parent company of Investacorp, Inc., entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among LTS, Advisor Group Holdings, Inc., a Delaware corporation ("Advisor Group"), and Harvest Merger Sub, Inc., a Florida corporation and a wholly owned subsidiary of Advisor Group ("Merger Sub"). Under the Merger Agreement, on February 14, 2020, Merger Sub merged with and into LTS (the "Merger"), with LTS continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Advisor Group. As a result of the Merger, a change of control of LTS occurred, and LTS is now a wholly owned subsidiary of Advisor Group, which is controlled by an investor group led by Reverence Capital Partners LLC.

The Merger caused each share of LTS Common Stock to be cancelled and converted into the right to receive $3.50 in cash (the "Merger Consideration").